Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

August 15, 2014

VIA EDGAR

Michael Clampitt
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	JGWPT Holdings Inc. (CIK No. 0001580185); Registration Statement on Form S-1 Filed May 21, 2014 File No. 333-196146 Form 10-Q for the Quarter Ended March 31, 2014 Filed May 15, 2014 File No. 001-36170

Dear Mr. Clampitt:

On behalf of JGWPT Holdings Inc. (the “Company”), enclosed please find a copy of Amendment No. 1 to the Registration Statement on Form S-1/A filed on August 15, 2014 (the “Registration Statement”), marked to show changes from the Registration Statement on Form S-1 filed May 21, 2014.

The changes reflected in the draft include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 11, 2014 (the “Comment Letter”). The draft also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement or the Company’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2014, as filed on May 15, 2014 (the “Form 10-Q”). All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Michael Clampitt, Esq. Securities and Exchange Commission August 15, 2014 Page 2

Registration Statement on Form S-1

Prospectus Cover Page

1.	Revise the first paragraph to present the information using bullets instead of the parentheticals. In this regard, revise the first bullet to address the surrender of Class B shares as part of the exchange. Revise the second bullet to indicate the amount of additional Class A shares already held (13,078,023 less 12,313,397).

In response to the Staff’s comment, the Company has revised the prospectus cover page.

The Offering, page 4

2.	Revise to disclose the exercise price of the warrants. In addition, revise to disclose the number of Class B and Class C shares outstanding before and after the offering.

In response to the Staff’s comment, the Company has revised page 4 of the Registration Statement.

Selling Stockholders, page 9

3.	Please revise to include the information required by Item 507 of Regulation S-K in a pre-effective amendment to the registration statement.

In response to the Staff’s comment, the Company has revised page 9 of the Registration Statement.

4.	Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

The Company respectfully advises the Staff that, based on representations received from the selling stockholders, the Company understands that no selling stockholder is a broker-dealer. Based on these representations, we understand that the following selling stockholders are affiliates, as defined by Rule 405, of a broker-dealer:

•	BGT Subsidiary, LLC;

•	BLW Subsidiary, LLC;

•	BR-FRI Subsidiary, LLC;

•	Jeffries Leveraged Credit Products, LLC;

•	JGW Restructuring Holdings (BSIS IV), LLC;

•	JGW Restructuring Holdings (BSIS V), LLC;

Michael Clampitt, Esq. Securities and Exchange Commission August 15, 2014 Page 3

•	JGW Restructuring Holdings (BSIS), LLC;

•	JGW Restructuring Holdings (LONG3), LLC;

•	JGW Restructuring Holdings (MAG V), LLC;

•	DLJ Merchant Banking Funding, Inc.;

•	DSU Subsidiary, LLC;

•	FRA Subsidiary LLC;

•	Orix Corporate Capital Inc.;

•	R3 Capital Partners Master, L.P.; and

•	The Royal Bank of Scotland plc.

The Company advises the Staff that no securities held by selling stockholders were acquired as compensation for professional services of a broker-dealer.

5.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

As noted in the Company’s response to the Staff’s comment above, the Company advises the Staff that no selling stockholder is a registered broker-dealer. Jeffries LLC, which is named in the registration statement, is a registered broker-dealer. However, while the Registration Statement is registering the issuance of Class A shares to Jeffries LLC upon exchange of the Common Interests held by Jeffries LLC, the resale of those Class A shares by Jeffries LLC is not being registered pursuant to the Registration Statement and any such resale will need to be made pursuant to an exemption from the registration requirements under the Act.

6.	If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

With respect to each of the selling stockholders that the Company understands is an affiliate of a broker-dealer, as listed in the Company’s response to the Staff’s fourth comment above, the Company advises the Staff that, based on representations received from such selling stockholders, the Company understands that each such selling stockholder purchased the securities it holds in the Company in the ordinary course of business and, at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The Company has revised the footnotes to the selling stockholder table in response to the SEC’s comment.

Michael Clampitt, Esq. Securities and Exchange Commission August 15, 2014 Page 4

7.	Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

As noted in the Company’s response to the Staff’s comment above, the Company advises the Staff that the Company understands that the two conditions set out in the Staff’s sixth comment were met for each selling stockholder that is a broker-dealer affiliate.

8.	With respect to each selling stockholder that is not a natural person, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

In response to the Staff’s comment, the Company has revised page 9 of the Registration Statement to identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by each selling stockholder.

Form 10-Q for the Quarter Ended March 31, 2014

Part I. Financial Information, page 1

9.	The staff notes that the economic interests of Holdings, LLC by the non-controlling Common Interestholders and Holdings, Inc. as disclosed in the first full paragraph on page 9 in Note 1 do not appear to reconcile to the Net Income split on page 3 in the Condensed Combined Statement of Operations. Please reconcile for the staff.

Michael Clampitt, Esq. Securities and Exchange Commission August 15, 2014 Page 5

The Notes to the Condensed Consolidated Financial Statements contained in the Form 10-Q state that the Company’s economic interest in Holdings LLC was 40.7% as of March 31, 2014. However, as the Staff has identified, net income attributable to JGWPT Holdings Inc. for the three-months ended March 31, 2014 was $9,022,000 in the Condensed Combined Statement of Operations, which represented only 26.1% of the consolidated net income for the same period ($34,533,000). The Company advises the Staff that this variance is primarily because the majority of the provision for income taxes for the three months ended March 31, 2014 ($7,663,000 of the $7,912,000 total provision) was specifically attributable to the legal entity JGWPT Holdings Inc., and thus was not allocated to the non-controlling interests. To a lesser extent, the variance was also because the net income attributable to the Company in the Condensed Combined Statement of Operations was based on the Company’s weighted average ownership percentage in Holdings LLC (39.5%) for the three months ended March 31, 2014 whereas the footnote reflected an ownership interest as of March 31, 2014 (40.7%). The following reconciliation illustrates this point:

Please telephone the undersigned at (212) 735-3416 if you have any questions or require any additional information.

Very truly yours,

/s/ Andrea L. Nicolas
Andrea L. Nicolas

cc.	Michael Volley, Securities and Exchange Commission Erin Purnell, Securities and Exchange Commission Stephen Kirkwood, JGWPT Holdings Inc.